October 7, 2008	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

Via Federal Express

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Webdigs, Inc. (the “Company”)
Form 10 Filed September 5, 2008 File No. 001-34106

Dear Mr. Kluck:

This letter responds on behalf of the Company to the comment letter from the Commission dated September 26, 2008, with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company. Together with this letter we are filing an amendment to the registration statement. When we refer to page numbers of the marked courtesy copy, we are referring to the pagination at the top of such copy (i.e., the financial printer’s pagination).

1.
We note your response to comment 3 of our previous letter. We note that you have provided materials that support several statements in your disclosure document; however we were not able to determine how these materials supported all quantitative and qualitative business and industry data used in the registration statement. We note, for example only, the following statements:

•	On page 1, you state: “[The percentage of home buyers using the internet to search for homes increase from approximately 41% in 2001 to 80% in 2006.”
•
On page 2, you state: “Despite these changes in the amount and availability of information to customers . . . the traditional model under which residential real estate agents [operate] has changed very little.”

•
On page 2, you state: “To us, the technological developments in the real estate market . . . appear to be circumstances that are similar to those developments that eventually gave rise to the non-traditional stock brokerages which have intruded upon the market dominance of traditional stock brokerages over the two decades. For example, we note that the non-traditional stock brokerages developed their services and products to compete primarily on the bases of price, consumer effort and technology.”

•	On page 4, you state: “Traditional full-fee real estate brokerages typically do not have the volume, expertise or need to have efficient and low-cost administrative operations.”

Please provide support for these types of disclosure and clearly mark the specific language in the supporting materials that supports each statement. To the extent more recent information is available, please update your disclosure. For example, we note from the supporting materials provided that internet use increased to 84% in 2007.

Mr. Buntz has previously provided to you his proposed revisions. Those revisions are contained in the marked courtesy copy.

Item 10. Recent Sales of Unregistered Securities, page 31

2.	We note your response to comment 14 of our previous letter. Please note the filing requirements set forth in Rule 503, and in particular, the requirements in paragraph (a) of this rule.

We have filed on behalf of the Company an amended Form D. Originally, this submission was made in paper. At Mr. Buntz’s request and as directed by Ms. Gorman, we have also filed the amended Form D electronically via EDGAR.

3.	We note your disclosure on page 20 regarding sales made to two individuals on August 18,2008. Please update this section to include disclosure relating to these sales.

We have made general updates to this portion of the registration statement, and in particular have added disclosure pertaining to these subscriptions. This information is substantiated by the amended Form D noted in our response to comment 2 above.

Please do not hesitate to contact me at (612) 672-8305 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company and in connection with responding to the Commission’s comments, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Paul D. Chestovich Paul D. Chestovich